

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2009

By U.S. Mail and Facsimile to: (978) 441-9083

James A. Marcotte
Executive Vice President and Chief Financial Officer
Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, MA 01852

> **Re: Enterprise Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33912**

Dear Mr. Marcotte:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel